UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                          FOODARAMA SUPERMARKETS, INC.
              -----------------------------------------------------
                            (Name of Subject Company)

                          FOODARAMA SUPERMARKETS, INC.
              -----------------------------------------------------
                       (Name of Persons Filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    344820105
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Michael Shapiro
                             Chief Financial Officer
                          Foodarama Supermarkets, Inc.
                                 922 Highway 33
                               Building 6, Suite 1
                           Freehold, New Jersey 07728
                                 (732) 294-2270
                     ---------------------------------------
      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With Copies To:

      Michael W. Zelenty, Esq.                      John A. Aiello, Esq.
          Pitney Hardin LLP                       Philip D. Forlenza, Esq.
             PO Box 1945                     Giordano, Halleran & Ciesla, P.C.
  Morristown, New Jersey 07962-1945                  125 Half Mile Road
           (973) 966-6300                                PO Box 190
                                                Middletown, New Jersey 07748
                                                       (732) 741-3900

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

      Name and Address.

      The name of the subject company is Foodarama Supermarkets, Inc. ("Foodarama"), a New Jersey corporation, with principal executive offices located at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728. The telephone number of the principal executive offices of Foodarama is
(732) 462-4700.

      Securities.

      This Schedule 14D-9 relates to Foodarama's common stock, par value $1.00 per share. As of June 16, 2006, there were 988,867 shares of common stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

      Name and Address.

      This Schedule 14D-9 is being filed by Foodarama, the subject company. As stated in Item 1 above, the principal executive offices of Foodarama are located at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728, and the business telephone number of the principal executive offices of Foodarama is
(732) 462-4700.

      Offer.

      Saker Holdings Corp. (the "Purchaser"), a Delaware corporation formed by a purchaser group consisting of Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph J. Saker, Chairman of Foodarama, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising and Secretary of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama, the Joseph Saker Family Partnership, L.P. and four other members of the family of Joseph J. Saker (collectively, the "Purchaser Group"), has made an offer to purchase all of the outstanding shares of Foodarama common stock, $1.00 par value per share (the "Shares"), not currently owned by the Purchaser Group, at a price of $53 per Share (the "Offer Price"), in cash, upon the terms and subject to the conditions set forth in the Purchaser Group's Offer to Purchase dated June 16, 2006 (the "Offer to Purchase") and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"), copies of which are incorporated by reference as Exhibits (a)(1)(i) and
(a)(1)(ii) to this Schedule 14D-9.

      The principal executive offices of Purchaser are located at 922 Highway 33, Building 6, Suite 1 Freehold, NJ 07728 Phone: (732) 462-4700 Fax:
(732) 294-2322.

      In the Offer to Purchase, the Purchaser Group states that if all of the conditions to the Offer are satisfied and the Purchaser Group acquires the Shares tendered, but less than all of the outstanding Shares are tendered, then
(a) Foodarama will complete a share exchange (the "Share Exchange") pursuant to which each outstanding Share will be exchanged for one share of common stock of FSM-Delaware, Inc. ("FSM-Delaware"), a newly formed Delaware

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corporation that is a wholly owned subsidiary of Foodarama, and Foodarama will become a wholly owned subsidiary of FSM-Delaware, and (b) shortly after the completion of the Share Exchange, the Purchaser Group will effect a merger (the "Merger") between Purchaser and FSM-Delaware without a vote of the board of directors or shareholders of FSM-Delaware under the "short form" merger provision of the Delaware Business Corporation Act (the "DCGL").

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

      Conflicts of Interest.

      Directors, Officers and Employees of Foodarama. The following members of the Purchaser Group hold the following positions with Foodarama:

      o     Joseph J. Saker, Chairman of the Board

      o     Richard J. Saker, Chief Executive Officer, President and Director

      o Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising, and Secretary

      o     Thomas A. Saker, Vice President of Store Operations

      o     Richard James Saker, Store Manager.

      These positions and the equity interests of these individuals in Foodarama present these individuals with actual or potential conflicts of interest in determining the fairness of the Offer to Foodarama's shareholders not affiliated with Purchaser or the members of the Purchaser Group.

      Following consummation of the Offer, the Share Exchange and the Merger, Joseph J. Saker, Richard J. Saker, Joseph J. Saker, Jr., Thomas A. Saker, Nadine Saker Mockler and a representative of Wakefern Food Corporation ("Wakefern") will comprise the Board of Directors of Foodarama. The executive officers of Foodarama will remain the same as prior to the Offer, the Share Exchange and the Merger.

      Purchaser and Controlling Shareholders. The financial interests of the Purchaser Group with regard to Offer price of $53 per Share are generally adverse to the financial interests of the shareholders being asked to tender their Shares. Further, if the Purchaser consummates the Offer, as well as the Share Exchange and the Merger contemplated thereby and described in Item 2 above, the financing for the Offer and the Merger will be secured by the assets of Foodarama.

      Control Of Foodarama. The members of Purchaser Group have substantial voting control over Foodarama. Collectively, the members of Purchaser Group own or control 508,974 Shares, which represent approximately 51.5% of Foodarama's outstanding common stock. As a result of their voting interest, the members of the Purchaser Group have the power to control or significantly influence the vote regarding such matters as the election of Foodarama's directors, amendments to Foodarama's articles of incorporation and other fundamental corporate transactions.

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

      Option Shares. Certain members of the Purchaser Group hold options to purchase 90,000 Shares with exercise prices below $53. Under Foodarama's 2001 Stock Incentive Plan (the "Plan"), the Offer will result in the acceleration of vesting of all outstanding options, including options held by the Purchaser Group. In addition, the Plan provides that any options that remain outstanding at the time that the Offer is completed will be settled for cash in an amount determined by multiplying the number of shares subject to the option by the Offer Price and subtracting the aggregate exercise price of the option. However, the members of the Purchaser Group have agreed to waive their right to exercise options in the Offer that vest as a result of the Offer and their right to receive a cash settlement for those options. All options held by the members of the Purchaser Group will be cancelled and certain holders of the cancelled options will be granted options in Purchaser.

      Use of Company Employees. Michael Shapiro, Chief Financial Officer, and Thomas Flynn, Vice President of Accounting of Foodarama, have assisted the Purchaser Group in the preparation of the proposal for the Offer, the Share Exchange and Merger, including assisting in the procurement of financing arrangements with GMAC Commercial Finance LLC ("GMAC"), facilitating and reviewing information required from the Purchaser Group in connection with the Offer and Merger and performing certain other tasks related to the Offer, the Share Exchange and Merger.

      Compensation of Special Committee Members. The Foodarama Board of Directors appointed a special committee of directors (the "Special Committee") consisting of the three members of the Board of Directors who are not members of the Purchaser Group and are otherwise independent, to consider and make recommendations with respect to the Offer, including making a recommendation in connection with this Schedule 14D-9. Each member of the Special Committee receives $500 for each telephonic meeting of the Special Committee attended, $1,000 for each meeting of the Special Committee attended in person which does not exceed three hours and $1,500 for each meeting of the Special Committee attended in person which exceeds three hours for his service as a member of the Special Committee.

Item 4. The Solicitation or Recommendation.

      Solicitation or Recommendation.

      The Special Committee has determined that the price to be received pursuant to the Offer and Merger is fair from a financial point of view to unaffiliated shareholders and has recommended that unaffiliated shareholders tender their Shares in the Offer.

      Accordingly, the Board of Directors unanimously (except for the abstention of Joseph J. Saker and Richard J. Saker who are both members of the Purchaser Group) recommends that Foodarama's shareholders accept the Offer and tender their Shares pursuant to the Offer.

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

      Background; Reasons for the Recommendation of the Special Committee; Fairness of the Offer and the Merger.

      Background of the Offer

      At various times in recent years, Richard J. Saker, Foodarama's Chief Executive Officer and President, and Joseph J. Saker, Foodarama's Chairman of the Board, have discussed informally between themselves, and with certain members of Foodarama management, the merits of a going private transaction involving Foodarama. The factors that prompted these discussions were:

      o     the lack of liquidity of Foodarama's common stock, due primarily to:

            o     the small market capitalization of Foodarama;

            o the ownership of a majority of Foodarama's common stock by members of the Saker family and their affiliates;

            o     the small size of the "public float;"

            o     the low trading volume of Foodarama's common stock; and

            o the limited institutional following of Foodarama's common stock and the lack of research attention being given to Foodarama by market analysts;

      o the likelihood that Foodarama's common stock would remain relatively illiquid in the future;

      o the significant and increasing cost of operating Foodarama as a public company; and

      o the fact that Richard Saker, Joseph Saker and certain other members of the Saker family, as required by Wakefern, have personally guaranteed all of Foodarama's obligations to Wakefern, despite the fact that they own only approximately 51% of Foodarama's outstanding common stock.

      These discussions intensified commencing in late 2002 as certain members of the Purchaser Group became aware of the additional expenses that would be associated with Foodarama continuing to be a publicly-traded company and the additional burdens that would be placed on management and the board of directors as a result of the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley") and various rules promulgated by the SEC thereunder.

      With the passage of Sarbanes-Oxley, Foodarama encountered significant and continuing increases in the cost of maintaining its status as a public company, both through increased compliance costs as well as the diversion of management time, energy and resources for compliance. For many years, Foodarama's stock has suffered from low trading volume, limited interest from institutional buyers, and a lack of research coverage. The average trading volume for the twelve months ended November 30, 2005 was 242 shares per day and for the five years ended November 30, 2005 was 478 shares per day. For these two respective periods, there were no shares of Foodarama common stock traded for 166 days (65.4% of potential trading days) and 705 days (56.1% of potential trading days). During the five years ended November 30, 2005, Foodarama had only two significant institutional investors whose reported holdings, taken together, never exceeded 14% of Foodarama's outstanding stock at any one time. Management is not aware of any meaningful analyst coverage of Foodarama in recent years.

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

      On December 13, 2004, Richard Saker, Michael Shapiro, Foodarama's Chief Financial Officer, and Thomas Flynn, Foodarama's Vice President of Accounting, met with representatives of Conway Del Genio, Gries & Co., LLC, a financial advisory firm, to discuss the possibility of a going private transaction. Subsequently, Mr. Saker and certain other members of the Saker family engaged Conway Del Genio to advise them with respect to a possible going private transaction. The Saker family retained Conway Del Genio based upon its experience and expertise, Conway Del Genio is continuously engaged in the valuation of businesses and securities in connection with acquisitions, providing restructuring services and acting as a financial advisor in acquisitions and sales of businesses. During the two years prior to its engagement, there had been no prior material relationships between Conway Del Genio on the one hand and either the Purchaser Group or Foodarama on the other hand.

      Between March 2005 and April 2005, Richard Saker began to discuss with other members of the Saker family the possibility of a transaction in which they would purchase all of the outstanding equity securities of Foodarama. These discussions were focused on the limited benefits to Foodarama and its shareholders of being a public company, including the lack of liquidity of Foodarama's common stock, the costs of operating Foodarama as a public company and the fact that members of the Saker family had been required by Wakefern to personally guarantee all of Foodarama's obligations to Wakefern despite the fact that members of the Saker family collectively own approximately 51.5% of Foodarama's outstanding common stock.

      On March 3, 2005, Mr. Shapiro and Mr. Flynn met with representatives of GMAC, one of Foodarama's lenders, to discuss the possibility of GMAC participating in the financing of a going private transaction involving Foodarama and the debt capacity available to support the financing of a potential going private transaction. Mr. Shapiro and Richard Saker attended additional meetings with GMAC and potential participants in the financing on March 10, April 8 and April 27, 2005. From time to time from April 27, 2005 through August 11, 2005, Mr. Shapiro and Mr. Flynn discussed matters related to the financing of the potential going private transaction with representatives of GMAC, including matters related to the structure of the loan transaction, borrowing availability, the capital structure and projected operating results of Foodarama after giving effect to the going private transaction and the possibility of other lenders participating in the financing.

      On April 22, 2005, Mr. Shapiro and Mr. Flynn, with representatives of the law firm of Giordano Halleran & Ciesla, P.C., counsel to Foodarama, met with representatives of Conway Del Genio to discuss the financial analysis and the steps that may be involved in effecting a going private transaction.

      On or about May 18, 2005, representatives of GMAC advised Richard Saker and Mr. Shapiro that they believed that GMAC would be willing to finance a portion of a going private transaction and would solicit interest from other potential lenders. On August 11, 2005, GMAC provided a proposal letter to the Purchaser Group outlining basic loan terms.

      On September 13, 2005, Richard Saker, Mr. Shapiro, Mr. Flynn and representatives of Giordano, Halleran & Ciesla met with representatives of Conway Del Genio to discuss matters

                                        5

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related to the potential going private transaction, including the structure of the transaction, a possible offer price for the Foodarama shares and the factors that Conway Del Genio had reviewed in connection with its analysis of a possible offer price, including historical trading prices, premiums paid in similar transactions and a discounted cash flow analysis. Conway Del Genio verbally advised that it believed that the offer price should be within a range of $35 to $45 but did not provide any written report, opinion or appraisal with respect to its analysis. After considering alternatives, such as a long-form merger, and discussing existing legal precedent related to going private transactions, the group tentatively concluded that it would be preferable to structure a transaction so that the acquiring entity would own at least 90% of Foodarama's outstanding common stock upon completion of an initial tender offer. The group noted that this result could be achieved only with the cooperation of Arthur Abbey, the holder of approximately 12% of Foodarama's outstanding common stock.

      On October 28, 2005, representatives of Conway Del Genio and Giordano, Halleran & Ciesla met with Mr. Abbey. Mr. Abbey advised that he had no compelling reason to sell his interest in Foodarama, but that he would be inclined to sell his shares of Foodarama common stock to the Saker family if an acceptable price was proposed to him.

      In a telephone call on October 31, 2005, representatives of Conway Del Genio suggested a possible purchase price of $41 per share to Mr. Abbey, who expressed his unwillingness to sell his shares at that price. Between October 31, 2005 and November 18, 2005, representatives of Conway Del Genio and Mr. Abbey participated in several telephone calls in which this subject was further discussed. On November 18, 2005, Mr. Abbey advised that he would be willing to sell his Foodarama shares for $52 per share if an offer was presented to him.

      Foodarama is a member of Wakefern, the largest retailer-owned food cooperative in the United States. On or about November 17, 2005, Richard Saker met with representatives of Wakefern to advise them of the proposed going private transaction and discuss Wakefern's views on the potential change in ownership of Foodarama that would result from the completion of the proposed going private transaction in light of the restrictions contained in the Stockholders' Agreement among Wakefern and its shareholders (the "Wakefern Stockholders' Agreement"). The Wakefern Stockholders' Agreement provides, among other things, that notice be given to Wakefern in the event of a merger or change of control of a Wakefern member and that the member make a "withdrawal payment" unless the successor in the merger or change of control is a "qualified successor." To be deemed a "qualified successor," the successor must, among other things, be considered a financially sound company, as determined by the board of directors of Wakefern. The Wakefern representatives indicated to Mr. Saker that they would not view the going private transaction as a change of control of Foodarama in light of the Purchaser Group's control of over 51% of Foodarama common stock and that they believed that the Wakefern Board of Directors would be inclined to support the going private transaction. On or about November 29, 2005, Mr. Saker and Mr. Shapiro met with Wakefern representatives to discuss the financial impact of the proposed transactions on Foodarama. Foodarama subsequently provided certain forecasted financial information to Wakefern which gave effect to the proposed transactions. These projections are included in the section of the Offer to Purchase captioned "Certain Projections of Future Operations" and are incorporated herein by reference.

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      Meanwhile, following the issuance of the proposal letter from GMAC, Mr.
Saker, Mr. Shapiro and Mr. Flynn finalized negotiations regarding the loans from GMAC in contemplation of the transactions, and on November 23, 2005, GMAC issued a written commitment to provide the loans, subject to conditions specified in its commitment letter.

      On December 1, 2005, at a meeting of Foodarama's Board of Directors, Mr. Richard Saker, on behalf of the Purchaser Group, delivered a non-binding proposal to the Board of Directors indicating an interest in pursuing a going private transaction through a tender offer, share exchange and short-form merger to acquire the outstanding shares of Foodarama common stock not already owned by the members of the Purchaser Group at a price of $52 per share, subject to certain conditions, including a condition that Purchaser hold at least 90% of Foodarama's common stock after the completion of the tender offer and the approval of the share exchange by Foodarama's shareholders. The proposal contemplated that Purchaser would be paid a break up fee of $1,000,000 if the Purchaser Group commenced the tender offer and Foodarama's Board of Directors, or any committee of the Board, withdrew its recommendation of the tender offer to Foodarama's shareholders or otherwise terminated the transaction. Mr. Saker advised the Board that in considering the proposal, the Board should be aware that the members of the Purchaser Group were not interested in selling their controlling interest in Foodarama to a third party, and that Mr. Abbey had advised the Purchaser Group that he would be willing to sell all his shares at the $52 price. Mr. Saker advised the Board that the Purchaser Group had engaged Conway Del Genio to analyze and recommend a basic transaction strategy and financial structure with respect to the proposed transaction and assist it in determining the tender offer price. The unwillingness of the Saker family to sell its controlling interest in Foodarama was based upon the fact that the Saker family had founded and had a substantial investment in Foodarama since its inception. In addition, in light of Foodarama's status as the largest member of the Wakefern cooperative, and its familiarity with the other members of the cooperative, the Saker family did not believe that another member of the cooperative was likely to be willing and able to acquire Foodarama for consideration equal to or greater than the $52 per share being proposed by the Saker family. Further, the Saker family believed that a sale of Foodarama to a non-member of the Wakefern cooperative was not viable in light of the withdrawal fee payable to Wakefern under the Wakefern Shareholders' Agreement in the event of a sale to a party that was not a "qualified successor." The Wakefern withdrawal fee is based in part upon a "Profit Contribution Factor" that is applied to Foodarama's minimum required purchases from Wakefern. The Profit Contribution Factor is periodically adjusted and the dollar amount of Foodarama's minimum purchase requirements depends upon the total amount of goods purchased by Foodarama from all of its suppliers. As a result, the withdrawal fee is a variable amount that changes from time to time based upon the Profit Contribution Factor then in effect and the total volume of Foodarama's purchases. Mr. Saker advised the Special Committee that the Purchaser Group had calculated the withdrawal fee to be approximately $271 million prior to the December 1, 2005 meeting.

      Following discussion regarding the Purchaser Group's proposal, the directors resolved to establish a Special Committee of the Board to act on behalf of the public shareholders in evaluating and negotiating the going private proposal by the Purchaser Group. The Special Committee was comprised of the Board's three independent directors: Charles T. Parton, Albert A. Zager and Robert H. Hutchins. The members of the Special Committee are not employed by

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Foodarama and are not affiliated with Purchaser or the Purchaser Group. The
Special Committee was authorized to review, evaluate and negotiate the terms and conditions of, and make recommendations with respect to, the proposed transaction with Purchaser and the Purchaser Group on behalf of Foodarama's public shareholders other than the members of the Purchaser Group.

      The Board authorized the Special Committee to retain legal, financial and other advisors in order to assist it in its consideration and evaluation of the Purchaser Group's going private proposal. The Board directed that the Special Committee and its legal and financial advisors be given unrestricted access to Foodarama's employees, officers, members of management and to all information and materials about Foodarama.

      On December 2, 2005, Saker Holdings Corp. and the members of the Purchaser Group filed a Schedule 13D and Schedule TO with the SEC and issued a press release regarding their interest as a group in pursuing a tender offer, share exchange and short-form merger transaction to acquire the outstanding shares of Foodarama common stock not owned by the members of the Purchaser Group. On the same day, Foodarama filed a Form 8-K with the SEC and issued a press release which reported receipt of the Purchaser Group's non-binding proposal, described the general terms of the proposal and related that the Special Committee had been appointed to evaluate the proposal.

      On December 12, 2005, Joseph J. Saker received a letter addressed to Foodarama's Board of Directors from The Yucaipa Companies ("Yucaipa"), a private equity firm which, as of October 21, 2005, beneficially owned a 49% interest in Pathmark Stores, Inc. ("Pathmark"). Pathmark operates a chain of approximately 143 supermarket stores in New Jersey, New York and Pennsylvania. In the letter, which Mr. Saker furnished to the other directors, Yucaipa advised that it was interested in purchasing Foodarama and "would be prepared to acquire up to 100% of Foodarama's common stock at a per share cash price of $90 (or at a potentially higher price subsequent to the completion of due diligence)." Yucaipa requested that Foodarama contact its representatives with any questions or comments regarding its proposal.

      Following its formation on December 2, 2005, the Special Committee considered potential legal advisors and solicited proposals for this engagement from five law firms. On December 16, 2005, the Committee members met and reviewed the written proposals of each law firm and discussed each firm's respective fee structures, relationship with Wakefern, relevant experience in transactions of this type and potential conflicts. The Special Committee also had conference call discussions with representatives of two of the firms regarding specific details of the firm and the proposed representation. Following this review, the Special Committee agreed to engage Pitney Hardin LLP ("Pitney Hardin") to serve as its legal counsel and to meet with a representative of Pitney Hardin to formalize the engagement and to commence the process.

      The Special Committee conducted a telephonic meeting on December 19, 2005, with representatives of Pitney Hardin in attendance. At the meeting, the Special Committee carefully examined all business or personal relationships that any of them had with Foodarama or with members of the Saker family and concluded that none of the facts demonstrated a lack of

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independence on the part of any of its members. The Special Committee and its legal advisors also discussed the December 12, 2005 Yucaipa letter, the legal issues relevant to the Saker family proposal and the Yucaipa letter, and the selection of an outside financial advisor for the Special Committee. The Special Committee directed Pitney Hardin to obtain information about the investment banking firms who had either been recommended to or by members of the Special Committee or who had made unsolicited inquiries after learning of the proposed transaction through public reports.

      During a series of meetings on December 20, 22 and 27, 2005, the Special Committee considered and narrowed down its list of 15 investment banking firms, focusing on the general nature of their services; their areas of specialization; their specific qualifications for this assignment including their experience in and knowledge about the supermarket industry; and any actual or apparent conflicts of interest that they might have. At a meeting held on December 30, 2005, the Special Committee reviewed the information it had obtained from the remaining investment banking firms that had submitted proposals at the Special Committee's request. After discussing the strengths and weaknesses of each of the proposals and speaking by telephone with representatives of William Blair & Company, LLC ("Blair") and one other investment banking firm, the Special Committee approved the engagement of Blair as its financial advisor and approved the fee structure which was subsequently reflected in an engagement letter dated January 13, 2006 (the "Blair Engagement Letter"). The Blair Engagement Letter provided for, among other things, payment of a $100,000 retainer fee on execution of the Blair Engagement Letter and $250,000 on the rendering of a fairness opinion relating to the going private proposal received from the Purchaser Group, regardless of the conclusions reached in the opinion. The Blair Engagement Letter also provided that if Blair participated in negotiations with Purchaser with respect to the going private transaction at the Special Committee's request and the Special Committee concluded that Blair had performed those services to its satisfaction, then Foodarama would pay an additional $50,000 fee to Blair.

      During its December 20, 2005 meeting, the Special Committee also discussed the Yucaipa letter and directed Pitney Hardin to work with Giordano, Halleran & Ciesla on a Foodarama Board resolution which would authorize the Special Committee to engage in discussions with Yucaipa on behalf of Foodarama. This resolution was ultimately adopted by the Board of Directors of Foodarama by a unanimous written consent effective as of December 22, 2005.

      During its December 22, 2005 meeting, the Special Committee discussed with its legal counsel the restrictions imposed by the Wakefern Stockholders' Agreement on a transaction involving a change in control of Foodarama.

      At various times after the receipt of the letter from Yucaipa, the Purchaser Group advised the Special Committee, through counsel, that the Purchaser Group did not believe that a transaction in which Yucaipa acquired control of Foodarama was feasible in light of the Wakefern Stockholders' Agreement. The Wakefern Stockholders' Agreement, among other things, requires Foodarama to make a substantial payment to Wakefern if Foodarama is acquired by an entity that is not a "qualified successor." The Purchaser Group advised the Special Committee that it did not believe that Yucaipa would be considered a "qualified successor"

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

under the Wakefern Stockholders' Agreement. Among other things, the definition of "qualified successor" expressly excludes any party that is an operator or owner of a chain of 25 or more supermarkets, other than ShopRite supermarkets, in the United States. Yucaipa owns a significant interest in Pathmark. The Purchaser Group advised the Special Committee that a transaction in which Yucaipa acquired control of Foodarama would trigger a requirement to pay Wakefern a "withdrawal fee" of approximately $271 million under the Wakefern Stockholders' Agreement and might also be restricted under applicable anti-trust laws.

      In early January 2006, following its selection by the Special Committee, Blair began its financial review and analysis of Foodarama, which included discussions with Foodarama's management and an analysis of the Wakefern Stockholders' Agreement and by-laws in consultation with Pitney Hardin. During this period, representatives of Blair and Pitney Hardin held several telephone discussions concerning the process that Blair intended to follow in analyzing the Purchaser Group's proposal. In the course of analyzing the Purchaser Group's proposal, the Special Committee and its financial and legal advisors discussed on a number of occasions the alternatives which might be available to Foodarama, including the possible sale of Foodarama or an interest in Foodarama to Wakefern or a member of the Wakefern cooperative under circumstances which would not trigger the Wakefern withdrawal fee; however, the Special Committee and its advisors noted the absence of any expressed interest from Wakefern or any of its shareholders in such a transaction, despite the passage of considerable time from the date the Purchaser Group's proposal was announced. In addition, during this period, members of the Purchaser Group reiterated earlier communications to members of the Special Committee and to Blair that they had no interest in participating in alternative transactions, such as selling their interests in Foodarama to a third party or the sale of any portion of Foodarama's business. Accordingly, other than its actions taken in addressing the unsolicited communications from Yucaipa, Blair was not requested to, and did not, solicit indications of interest from or conduct an auction with third parties.

      On January 9, 2006, Purchaser, through counsel, advised the Special Committee that, in light of the substantial economic benefit being afforded to Foodarama shareholders as a result of the tender offer, the fact that the GMAC commitment letter contemplated a refinancing of Foodarama's indebtedness which Foodarama had intended to pursue irrespective of the Offer, and the significant expenses which the Purchaser Group was incurring in connection with the proposed transaction, Purchaser was requesting that Foodarama agree to reimburse Saker Holdings Corp. for the "ticking fee" which was accruing under GMAC's financing commitment at a rate of one-half of one percent per annum of the $105 million committed amount. The Special Committee advised that it would consider the request.

      At meetings held on January 10 and January 16, 2006, the Special Committee received updates from representatives of Blair on the due diligence process and received advice from its legal and financial advisors regarding various aspects of the Purchaser Group proposal, including the financing of the transactions and the potential impact of the New Jersey Shareholders Protection Act. During these meetings the Special Committee also discussed with its legal and financial advisors the Purchaser Group's request that Foodarama reimburse it for the ticking fee payable to GMAC. At its January 10, 2006 meeting, the Special Committee directed Blair to discuss with Conway Del Genio the status of the Purchaser Group's financing commitment from

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

GMAC and the Purchaser Group's request that Foodarama pay its ticking fees. The Special Committee and its advisors also discussed the process by which the Special Committee would address the matters raised by the Yucaipa letter.

      During the following week, representatives of Blair, in some cases along with representatives of Pitney Hardin, engaged in conversations with representatives of Foodarama and with representatives of GMAC with respect to the GMAC commitment. They also engaged in conversations with representatives of Foodarama and with representatives of Wakefern with respect to the ramifications of a transaction whereby Yucaipa would purchase Foodarama, or a significant and possibly controlling interest in Foodarama.

      At a meeting on January 23, 2006, Blair reported to the Special Committee on its financial review to date and its communications with representatives of Foodarama, GMAC and Wakefern and provided a report of its financial analysis to date, which included its preliminary analysis of financial ratios and public market multiples for certain companies deemed comparable to Foodarama, an analysis of consideration paid in transactions considered by Blair to be comparable to the transaction proposed by the Purchaser Group, an analysis of hypothetical leveraged buyouts of Foodarama and an analysis of premiums to share prices paid to shareholders in public company acquisition transactions. The Special Committee also discussed with representatives of Blair and representatives of Pitney Hardin the significant structural and financial impediments to an acquisition by Yucaipa, including the unwillingness to sell expressed by members of the purchaser group and the Special Committee's belief that a Yucaipa purchase would trigger a requirement that Foodarama pay a "withdrawal fee" to Wakefern because Yucaipa would not be a "qualified successor" under the Wakefern Stockholders' Agreement. Using differing assumptions regarding the applicable Profit Contribution Factor and Foodarama's minimum purchase requirements from Wakefern, Blair calculated the withdrawal fee to be approximately $308 million to $360 million.

      On January 25, 2006, after repeated attempts to arrange a telephone call with representatives of Yucaipa, representatives of Blair had a telephone conversation with Ronald Burkle, the Managing Partner of Yucaipa. During the call, Mr. Burkle indicated that Yucaipa's offer was made with the intention of acquiring a controlling percentage of Foodarama but Yucaipa would consider a minority position under certain circumstances. He also indicated that he believed that the Wakefern Board of Directors could be persuaded to accept Yucaipa as a "qualified successor" under the Wakefern Stockholders' Agreement even though it failed to meet the requirements of the agreement and that Foodarama would continue in the Wakefern cooperative after the transaction. Mr. Burkle further indicated that in formulating the price in its initial proposal, Yucaipa had assumed that it would be a qualified successor and that it would not be subject to any termination payments under the Wakefern Stockholders' Agreement. Mr. Burkle's explanation with respect to how Yucaipa would be accepted as a qualified successor under the Wakefern Stockholders' Agreement was not persuasive to the Special Committee.

      At a meeting on January 26, 2006, representatives of Blair described for the Special Committee their communication with the representatives of Yucaipa. They noted that the per share value expressed by Yucaipa in its letter did not take into account the large payment that would be due to Wakefern if, as the Special Committee's advisors believed, Yucaipa would not be a "qualified successor" under the Wakefern Stockholders' Agreement. The Special Committee and its advisors considered the appropriate response to Yucaipa given the circumstances and determined that Blair should inform Yucaipa that, for the Special Committee to act on Yucaipa's expression of interest, Yucaipa would need to make its proposal clearer or set a target and timeframe and process to develop such a proposal, and address some of the contingencies and impediments to consummation inherent in their existing proposal. This message was relayed to Yucaipa by representatives of Blair on January 27, 2006.

      At the January 26, 2006 meeting, Blair representatives also updated the Special Committee on their financial analysis of the Purchaser Group's proposal. Blair indicated that the timetable to finalize its financial analysis was delayed by the need to reconcile two sets of projections it had received from Foodarama, the first of which was prepared on the basis that Foodarama would continue as a public company and the other of which assumed lower capital expenditures and slower growth as a private company. Management had developed the private company projections in response to GMAC's conditioning its willingness to finance the going private transaction on a quicker reduction in Foodarama's post-closing leverage than was contemplated by the public company projections. Blair noted that if all other assumptions were held constant, the private company projections raised the valuation implications of the cash flow based valuation techniques. Blair determined to use the private company projections as the basis for its analysis. Both sets of projections provided to Blair are set forth in the section of the Offer to Purchase captioned "Certain Projections of Future Operations" and are incorporated herein by reference.

      On January 27, 2006, counsel to Purchaser sent to counsel for the Special Committee a proposed form of Tender Offer and Support Agreement between Foodarama and Saker Holdings Corp., which was in turn forwarded to the members of the Special Committee and to Blair. On the same date, Blair distributed to the Special Committee and to Pitney Hardin a revised presentation of its preliminary financial review. This report contained substantially the same analysis and was prepared on substantially the same basis as the report presented as the Special Committee meeting held on January 23, 2006, except that it reflected the revised projections that assumed lower capital expenditures and slower growth as a private company.

      On January 30, 2006, the Special Committee met by conference call, with representatives of Blair and Pitney Hardin in attendance. The Special Committee's legal advisors briefed the members of the Special Committee on the terms and conditions in the draft Tender Offer and Support Agreement and advised them on their fiduciary duties in connection with the potential transactions being considered. The Special Committee's financial advisors informed the Special Committee members about the communications they had made with and to Yucaipa in an unsuccessful effort to obtain a clear and firm proposal upon which action could be taken and described a January 26, 2006 conference call with Arthur Abbey which Blair and Pitney Hardin had conducted as part of their due diligence. Representatives of Blair provided a detailed explanation of the preliminary financial findings that they had distributed a few days earlier, including its analyses of comparable companies, consideration paid in comparable transactions, hypothetical leveraged buyouts of Foodarama and premiums to share prices paid in public company acquisitions. After considering these findings, the Special Committee decided to seek an increase from the $52 per share being offered by the Purchaser Group. At the Special

Committee's direction, Charles T. Parton, a member and Secretary of the Special Committee, met on February 1, 2006 with Richard Saker and a representative of Giordano, Halleran & Ciesla, in its capacity as counsel to Purchaser, and proposed that the price be raised by $5.00 per share, from $52 to $57 per share.

      On January 31, 2006, Blair received a letter from Yucaipa in which Yucaipa, among other things, expressed its "extreme disappointment with the lack of any serious response to the offer" made by Yucaipa in its December 12, 2005 letter and asserted that the price being offered by the Purchaser Group was inadequate in light of current industry valuations. In its letter, Yucaipa included a partial quote from an e-mail it had received from a representative of Blair which, in the quoted portions, appeared to state that Yucaipa could submit a proposal only if it was a "definitive, unconditional proposal ... that is at a higher price and of equal or better terms with regards to closing risk." Yucaipa advised that it thought that it was improper for the Special Committee to insist that the Yucaipa proposal meet such a standard "in view of the vague proposal submitted by the Saker family." In concluding its letter, Yucaipa requested that the Special Committee let Yucaipa know if a sale of Foodarama at a price significantly higher than the Saker price was something it wished to discuss in a serious manner.

      On February 1, 2006, following consultations with the Special Committee and with representatives of Blair, Pitney Hardin responded to Yucaipa on behalf of the Special Committee. Pitney Hardin's letter drew attention to the repeated efforts made by the Special Committee since Yucaipa's first letter on December 12, 2005 to contact Yucaipa, determine the nature of its interest and determine whether that interest could result in a proposal upon which the Special Committee could act. The letter pointed out the apparent impediments to a successful Yucaipa transaction, including the Wakefern requirement of a "qualified successor" and likely imposition of a "withdrawal fee" of approximately $300 million, and the declarations by representatives of the Purchaser Group that its members were not interested in participating in alternative transactions, such as selling their interests in Foodarama to a third party. The letter concluded by posing a series of direct questions designed to elicit information critical to an understanding of Yucaipa's proposal and critical to the Committee's ability to respond in a meaningful way to any such proposal.

      On February 3, 2006, the Special Committee met by conference call with representatives of Pitney Hardin and Blair in attendance. No response to the February 1 letter had been received from Yucaipa at the time of the meeting. The Special Committee's legal counsel relayed a message from counsel to Saker Holdings Corp. that Saker Holdings Corp. (i) was unwilling to increase the offering price above $52 per share, (ii) agreed that the Special Committee should have authority to negotiate with Yucaipa or other companies, but not to solicit alternative deals or share non-public information, (iii) wanted the Special Committee to decide on the reimbursement of expenses for the Purchaser Group by February 6, 2006 or the Purchaser Group's offer would be rescinded, and
(iv) wanted a decision from the Special Committee on the Purchaser Group's offer by February 15, 2006.

      The Special Committee and their advisors engaged in an extensive discussion regarding the expense reimbursement requested by the Purchaser Group, the prospect of obtaining a higher per share price from the Purchaser Group, the Yucaipa expression of interest being the only competing proposal of any sort despite the passage of a substantial amount of time since the Purchaser Group's proposal was made public, and the significant impediments to completing an alternative transaction with Yucaipa or with any other third party. The Special Committee decided to propose an increased offer price of $54 per share and an agreement to reimburse the Purchaser Group's expenses on a going-forward basis until the transaction was completed. It was decided that Mr. Parton would represent the Special Committee in the negotiations and that Messrs. Hutchins and Zager would be available for consultation by phone to address any counteroffer that might be made or issues that might arise.

      On February 6, 2006, a meeting was held, at the request of the Special Committee, at Conway Del Genio's offices in New York City. Richard Saker attended the meeting on behalf of the Purchaser Group, and Mr. Parton attended on behalf of the Special Committee. Also present were representatives of Blair, Conway Del Genio, counsel to the Special Committee, Pitney Hardin, Giordano, Halleran & Ciesla and Mr. Shapiro. The Special Committee, along with its advisors, met separately by conference call at times during the process and the full committee authorized and ratified all actions taken by Mr. Parton on its behalf at the meeting. At the meeting, the representatives of the Special Committee advised that the proposed offer price of $52 per share was not acceptable to the Special Committee and requested that the offer price be increased to $54 per share. Extensive discussion ensued with respect to this matter. Mr. Saker, on behalf of the Purchaser Group, agreed to increase the offer price to $53 per share and the parties agreed to negotiate the terms of the Tender Offer and Support Agreement, which, the parties agreed, would provide for (i) a termination fee of $1,500,000 payable to Purchaser if the Special Committee withdrew its support of the tender offer or pursued an alternative acquisition transaction and (ii) the reimbursement of Purchaser's expenses if the tender offer was not completed under certain circumstances. In addition, Mr. Parton, on behalf of the Special Committee, agreed that Foodarama would reimburse Purchaser for its out-of-pocket expenses incurred during the period beginning on February 6, 2006 and ending upon the earlier of the date that Foodarama and Saker Holdings Corp. executed a Tender Offer and Support Agreement or the Special Committee advised Purchaser that it had determined not to recommend that Foodarama's shareholders tender shares pursuant to the Offer. Mr. Saker also agreed that the Purchaser Group would seek an extension of the GMAC financing commitment and elimination of some of the conditions contained in the original GMAC commitment letter. While other communications and meetings ensued over the next few days, as described below, a letter agreement confirming this understanding and the increase in the price being offered by Purchaser was executed by Foodarama and Purchaser on February 10, 2006. Foodarama issued a press release announcing the increase in the offer price on February 13, 2006.

      On February 7, 2006, the Special Committee received a letter from Mr. Burkle in which he indicated that Yucaipa was interested in acquiring either a 49% or 100% interest in Foodarama, subject to obtaining access to "necessary diligence materials and personnel" and the need for a diligence process that "could be completed in as little as two weeks".

      On February 8, 2006, the Special Committee met to determine how to proceed in light of Mr. Burkle's most recent letter. The Special Committee carefully considered a number of factors, including its existing understanding with the Purchaser Group, the possibility of the Purchaser Group rescinding its offer, the contractual and competitive restraints on Foodarama sharing non-public information with Yucaipa, and Yucaipa's request for a diligence period of approximately two weeks. The Committee directed Blair to contact Yucaipa and to communicate that (i) there remained significant obstacles to Yucaipa purchasing a majority stake in Foodarama and if Yucaipa were interested in acquiring a majority stake in Foodarama Mr. Burkle must explain to the Committee how he would overcome these obstacles; and (ii) while Yucaipa had now more clearly expressed an interest in purchasing a minority interest, the Special Committee did not have the ability to take any corporate action to advance that goal. The Special Committee also authorized its legal and financial advisors to begin negotiating agreements relating to the Purchaser transaction which had been approved on February 6.

      On February 13, 2006, representatives of Blair communicated this message by telephone to Mr. Burkle who suggested a direct conversation with Richard Saker on this matter. Representatives of the Special Committee gave assurances both to representatives of Yucaipa and to representatives of the Purchaser Group that the Special Committee had no objection to communication between those parties, and that it would serve the interests of Foodarama's public shareholders if such communications resulted in a clarification of Yucaipa's position with respect to Foodarama.

      Mr. Saker and Mr. Burkle subsequently met on February 16, 2006 in New York City. During their meeting, Mr. Saker advised Mr. Burkle that he and other members of the Saker family were not interested in selling control of Foodarama. Mr. Burkle requested that Mr. Saker further consider whether he would be interested in exploring a possible transaction with Yucaipa, and to advise him of any such interest during the following week. On or about February 21, 2006, Mr. Saker advised associates of Mr. Burkle that he was not interested in pursuing a transaction with Yucaipa. On February 27, 2006, in a telephone conversation with Mr. Burkle, Mr. Saker reiterated his position that he and the Saker family were not interested in selling control of Foodarama and requested that Yucaipa formally withdraw its offer. During this conversation, Mr. Burkle advised Mr. Saker that Yucaipa was no longer interested in acquiring Foodarama and would withdraw its offer. Mr. Burkle confirmed his withdrawal of the Yucaipa offer by countersigning a letter sent to him by Mr. Saker dated February 28, 2006 in which Mr. Saker recounted their phone conversation and requested Mr. Burkle to provide such confirmation.

      On March 1, 2006, GMAC issued a revised commitment letter to Purchaser in which, among other things, it extended the expiration date of its financing commitment to June 30, 2006 and removed some of the conditions to the financing which had been contained in the original commitment letter.

      Between February 10, 2006 and March 1, 2006, counsel to the Special Committee and counsel to Purchaser negotiated the terms of the Tender Offer and Support Agreement. These negotiations generally involved the conditions to the Offer and the circumstances under which Foodarama would be required to reimburse Purchaser for its expenses and pay a termination fee to Purchaser. During this period, counsel to the Special Committee reported to members of the Special Committee on the discussions held with counsel to Saker Holdings Corp. The terms of the Tender Offer and Support Agreement were finalized on March 2, 2006.

      At the meeting of the Special Committee on March 2, 2006, Blair made a presentation concerning its financial analysis and the principal factors forming the basis for its opinion. This analysis, which was substantially similar to the analysis presented to the Special Committee at its January 27 and January 30 meetings, is described in detail in the section of the Offer to Purchase captioned "Special Factors - Opinion of Financial Advisor to the Special Committee" and is incorporated herein by reference. Blair discussed the information it had reviewed and then issued its written opinion to the Special Committee that as of such date, based upon and subject to the assumptions and limitations described in the opinion, the price of $53 per share was fair from a financial point of view to the shareholders of Foodarama other than the members of the Purchaser Group. Discussion on the matters presented followed among the Special Committee members and their financial and legal advisors. After the discussion, based on the fairness opinion and its negotiations with the purchaser group, along with other factors considered by the Special Committee, the Special Committee unanimously recommended that the unaffiliated shareholders accept the tender offer and tender their shares of Foodarama common stock to Purchaser at $53 per share.

      Immediately after the March 2, 2006 meeting of the Special Committee, a meeting of the full Board of Directors of Foodarama was held. After the Board of Directors heard the report of the Special Committee, delivered by Mr. Parton, the full Board, with Messrs. Richard and Joseph Saker both abstaining, voted to approve the Tender Offer and Support Agreement in the form that had been presented to it. Immediately after the meeting, Foodarama and Saker Holdings Corp. executed the Tender Offer and Support Agreement.

      On June 6, 2006, GMAC issued a revised commitment letter to the Purchaser that extended the expiration date of its financing commitment to July 21, 2006.

      Reasons for the Recommendation of the Special Committee; Fairness of the Offer and the Merger

      In determining that the Offer is fair to the Foodarama shareholders unaffiliated with the Purchaser Group and recommending to such unaffiliated shareholders that they tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including the following:

      Market Price and Premium. The Special Committee considered the recent and historical price and trading activity of the common stock of Foodarama. In particular, the Special Committee considered that the $53 per Share Offer Price represents a premium of 43.2% over the closing price on December 1, 2005, the last full trading day before the public announcement of our proposal to take Foodarama private, and a 46.8% premium over the average closing price for the twelve-month period ended December 1, 2005.

      Relatively Illiquid Market for Shares. The Special Committee considered the relatively thin trading market and lack of liquidity of the Shares and the fact that only approximately 49% of the outstanding Shares are held by shareholders unaffiliated with the Purchaser Group. The Special Committee also considered how the Shares relative illiquidity and relatively small market capitalization and public float had resulted in, and would likely continue to result in, an inability on the part of Foodarama to attract institutional investors to invest in, or research analysts to report on, Foodarama.

      Fairness Opinion. The Special Committee considered the conclusion of the fairness opinion of Blair (the "Fairness Opinion") that, based upon and subject to the assumptions and limitations described in the Fairness Opinion, the consideration to be received by unaffiliated shareholders in connection with the Offer and the Merger, considered as a single transaction, was fair to them from a financial point of view. A summary of the Fairness Opinion and the factors considered in giving the Fairness Opinion is set forth below under the heading "Opinion of Financial Advisor to the Special Committee". A copy of the Fairness Opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by Blair, is attached hereto as Annex A and incorporated herein by reference. Shareholders should read the text under the heading "Opinion of Financial Advisor to the Special Committee" and the Fairness Opinion carefully. The Special Committee has adopted the conclusions and analyses of Blair furnished to the Special Committee with respect to the fairness of the consideration to be received by unaffiliated shareholders.

      Increase in Offer Price. The Special Committee considered that Purchaser raised the offer price to $53 per Share from its initial proposal of $41 per Share to Arthur Abbey, the holder of approximately 12% of Foodarama's outstanding shares of Common Stock, and from the $52 per Share offer price contained in its original proposal to the Board of Directors. The Special Committee considered that the $53 price, which is to be paid entirely in cash, was Purchaser's highest and best offer for the common stock.

      Transaction Structure. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, followed by a share exchange and merger. The Special Committee considered that the cash tender offer provides the shareholders of Foodarama the opportunity to obtain cash for all of their Shares at the earliest possible time, while the Tender Offer and Support Agreement obligates Purchaser to complete the Share Exchange and Merger and pay the same consideration for shares of FSM-Delaware received in the Merger as paid for Shares tendered in the Offer.

      Special Committee Formation and Negotiation. The Special Committee considered that certain terms of the Offer and the transactions contemplated thereby were the product of the Special Committee's negotiations with representatives of the Purchaser Group. The Special Committee also considered that none of its members are employed by Foodarama or affiliated with the Purchaser Group, and none of them have any material agreement or promise of a future material benefit from Foodarama, Purchaser or the members of the Purchaser Group (other than benefits received as directors, including director compensation described in Item 3 above).

      Availability of Appraisal Rights. The Special Committee considered that appraisal rights will be available to the Foodarama shareholders who do not tender their Shares in the Offer under the DGCL in connection with the Merger.

      Independent Financial and Legal Advisors. The Special Committee had the benefit of advice from an independent and experienced financial advisor that reviewed and evaluated the

Offer and the Offer Price. In addition, the Special Committee retained independent and experienced legal counsel to assist it in performing its duties.

      Business Prospects. The Special Committee considered Foodarama's business, prospects, financial condition, results of operations and current business strategy and the challenges Foodarama would face if it did not proceed with the proposed transaction contemplated by the Offer, including, but not limited to, the increasing costs associated with being a public company in light of the passage of Sarbanes-Oxley and recent corporate governance regulations and other factors, the lack of trading volume and analyst coverage for Foodarama common stock, Foodarama's historical performance and Foodarama's lack of access to equity capital to grow and expand.

      Impediments to Obtaining a Substantial Premium for the Shareholders Through Another Transaction. The Special Committee considered impediments to implementing another transaction, either now or in the future, by which the Foodarama shareholders not affiliated with us might obtain a substantial premium for their Shares. The Special Committee considered the Purchaser Group's existing control over Foodarama, the Purchaser Group's advice to the Special Committee that the Purchaser Group was not interested in selling all or any portion of its equity interest to a third party, the passage of a significant amount of time since the Purchaser Group publicly announced its interest in taking Foodarama private without any third party making an alternative proposal other than the Yucaipa proposal which was subsequently withdrawn, the fact that no formal offer to acquire Foodarama or any substantial portion of its assets or securities has been received in the past several years, and the substantial economic and other impediments to a third-party acquisition of Foodarama imposed by the Wakefern Stockholders' Agreement. See "Background of the Offer" above.

      Net Book Value and Liquidation Analysis. The Special Committee relied upon the advice of Blair as to the most appropriate analyses of value which should be undertaken in evaluating the fairness of the consideration to be received by unaffiliated shareholders in connection with the Offer and Merger. In performing its fairness analysis, which was undertaken with a view toward determining the going concern value of Foodarama, Blair did not perform analyses of liquidation value or net book value. Because Foodarama leases all of its retail locations, Blair noted that there was likely to be no incremental value in liquidating assets due to the costs of terminating leases or of subleasing liquidated locations. Also, Blair noted that the tender offer and merger consideration of $53 per share was greater than book value per share of $40.94 on a fully diluted basis as of October 29, 2005. As a result, the Special Committee did not consider net book value or liquidation value as indicators of Foodarama's value.

      In addition to the above, the Special Committee considered the following factors that make the transaction less attractive to the shareholders of
Foodarama:

      Conditions to Transaction. The Special Committee considered that Purchaser's obligation to consummate the Offer and the Merger is subject to a number of broad conditions that must be waived or deemed satisfied prior to the expiration of the Offer at the discretion of Purchaser. If these conditions are not met or waived, then Purchaser will not be obligated to complete the Offer.

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

      Potential Conflicts of Interest. The Special Committee considered the interest of certain executive officers and directors of Foodarama in the Offer. See Item 3 above.

      Taxable Transaction. The Special Committee considered that the Offer could result in a taxable gain to Foodarama's shareholders, including those who may otherwise have preferred to retain their Shares to defer the occurrence of a taxable event.

      Conditional Financing Commitment. The Special Committee considered the fact that there are various conditions precedent to the obligation of GMAC to make the loans and that Purchaser currently has no alternative arrangement in place to finance the Offer and the Merger in the event that the proceeds of the loans are not available to it for any reason.

      Future Prospects of Foodarama Post-Merger. The Special Committee also considered that, assuming each of the Share Exchange and Merger is completed, all holders of Foodarama common stock (other than the members of the Purchaser Group) will not participate in any future growth of Foodarama. Because of the risks and uncertainties associated with Foodarama's future prospects, the Special Committee concluded that this potential benefit or detriment was not quantifiable. In the view of the Special Committee, however, this loss of opportunity is adequately reflected in the Offer Price of $53.

      The description set forth above is not intended to be exhaustive but summarizes the material factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered by the Special Committee. In addition, individual members of the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee unanimously determined that the Offer and the Merger are fair to the unaffiliated shareholders and recommended that the unaffiliated Foodarama tender their Shares in the Offer. The Foodarama Board of Directors has adopted the conclusions and analysis of the Special Committee with respect to the fairness of the Offer and Merger to unaffiliated shareholders.

      Opinion of Financial Advisor to the Special Committee

      Blair was retained to act as the Special Committee's financial advisor in connection with the proposed acquisition by Purchaser. As part of its engagement, the Special Committee requested Blair to render an opinion as to whether the consideration to be paid to the Foodarama shareholders unaffiliated with Purchaser and the Purchaser Group pursuant to the Offer and Merger was fair to the unaffiliated shareholders from a financial point of view. On March 2, 2006, Blair delivered its written opinion, to the effect that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the consideration of $53.00 in cash per share of common stock was fair, from a financial point of view, to the Foodarama shareholders unaffiliated with Purchaser and the members of the Purchaser Group. The Fairness Opinion was the only opinion rendered by Blair in connection with the going private transaction.

      An "unaffiliated shareholder" is a shareholder other than one who directly or indirectly controls, is controlled by, or is under common control with Foodarama. The Special Committee has advised Purchaser Group that it considers all Foodarama shareholders who are not affiliated with the Purchaser and Purchaser Group to be unaffiliated shareholders, since Purchaser Group together controls more than 50% of Foodarama's outstanding common stock. To the extent that certain other persons may be deemed affiliates of Foodarama, by virtue of being its directors or officers or otherwise, the Purchaser Group and the members of the Special Committee consider the financial interests of those persons in the proposed transaction to be aligned with the financial interests of the unaffiliated shareholders. Thus, the Purchaser Group and the Special Committee consider Blair's written opinion regarding the fairness of the consideration, from a financial point of view, to Foodarama shareholders unaffiliated with Purchaser and the members of the Purchaser Group to be, or to be functionally equivalent to, an opinion regarding the fairness of the consideration to the "unaffiliated shareholders" and such term is used in describing Blair's written opinion throughout the remainder of this Schedule 14D-9.

      Blair provided the Fairness Opinion described above for the information and assistance of the Special Committee in connection with its consideration of the Offer, the Share Exchange and the Merger. Blair's opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Tender Offer and Support Agreement. The terms of the Tender Offer and Support Agreement, however, were determined through negotiations between Foodarama and Purchaser.

      The full text of Blair's written opinion, dated March 2, 2006, is attached hereto as Annex A. You should read the entire opinion carefully to learn about the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Blair in rendering its opinion. Blair's opinion relates only to the fairness, from a financial point of view, to the unaffiliated shareholders of the consideration to be received in the Offer and the Merger, does not address any other aspect of the proposed transactions, and does not constitute a recommendation to any unaffiliated shareholder as to whether that unaffiliated shareholder should tender his or its Shares in the Offer. The following summary of the Fairness Opinion does not purport to be a complete description of the analyses performed by Blair in connection with such opinion and is qualified in its entirety by reference to the full text of the Fairness Opinion attached hereto as Annex A. Foodarama recommends that you read the Fairness Opinion carefully and in its entirety.

      In connection with rendering its opinion and performing its related financial analyses, Blair examined or discussed:

      o     the draft Tender Offer and Support Agreement dated February 27,
            2006;

      o certain audited historical financial statements of Foodarama for the three fiscal years ended October 29, 2005;

      o Foodarama's Annual Report on Form 10-K for the year ended October 29, 2005;

      o certain internal business, operating and financial information and forecasts of Foodarama prepared by Foodarama's senior management;

      o Purchaser's bank loan commitment letter provided by GMAC dated as of November 23, 2005, as amended February 28, 2006;

      o agreements dated as of September 18, 1987, March 29, 1996 and August 20, 1987, as amended February 20, 1992, between Foodarama and Wakefern, the by-laws of Wakefern and certain information provided by Foodarama's senior management related to Foodarama's potential Wakefern co-op withdrawal liability;

      o financial and stock market information of Foodarama compared with that of certain other publicly traded companies Blair deemed relevant;

      o information regarding financial terms of certain other business combinations Blair deemed relevant;

      o current and historical market prices and trading volumes of the common stock of Foodarama; and

      o certain other publicly available information of Foodarama Blair deemed relevant.

      Blair also held discussions with members of Foodarama's senior management to discuss the foregoing and to discuss Foodarama's current strategic and financial position. Blair considered other matters which it deemed relevant to its inquiry and took into account such accepted financial and investment banking procedures and considerations as it deemed relevant. Blair was not requested to, nor did it, seek any expressions of interest from other parties with respect to any alternative transaction to the proposed transactions.

      In rendering its opinion, Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with Blair for purposes of such opinion, including without limitation the forecasts provided by senior management of Foodarama. Blair has not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of Foodarama. Blair has been advised by the senior management of Foodarama that the forecasts examined by Blair have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Foodarama. In that regard, Blair assumed that (i) the forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities of Foodarama are as set forth in Foodarama's financial statements or other information made available to Blair. Blair expresses no opinion with respect to the forecasts or the estimates and judgments on which they are based. Blair assumed, with the consent of the Special Committee, that the Wakefern Stockholders' Agreement and by-laws significantly limit other parties that would be deemed a "qualified successor" (as defined in the Wakefern Stockholders' Agreement) and significantly increase the effective price that a third party who is not a qualified successor would have to pay to consummate an alternative transaction to the Offer, Share Exchange and Merger and therefore significantly limit alternatives to the Offer, Share Exchange and Merger. However, in its financial analyses, Blair did not discount the value of shares of Foodarama common stock held by unaffiliated shareholders to take into account either the impediments to alternative transactions imposed by the Wakefern Stockholders' Agreement and by-laws or the Purchaser Group's control of a majority of the Foodarama common stock. Blair's view, which it shared with the Special Committee and the full Board of Directors, was that if these factors were reflected in its valuation, the effect would be to reduce the range of values for those shares. Further, Blair observed that these factors were difficult to quantify and that the consideration payable in the tender offer and merger was fair from a financial point of view to the unaffiliated shareholders, even if these factors were not explicitly factored into the valuation range.

      For the purposes of this opinion, Blair did not consider, and its opinion does not address, the relative merits of the Offer as compared to any alternative business strategies that might exist for Foodarama or the effect of other transactions in which Foodarama might engage. Blair's opinion is based upon economic, market, financial and other conditions existing on, and other information disclosed to Blair as of, the date of the opinion. It should be understood that, although subsequent developments may affect Blair's opinion, pursuant to the terms of Blair's engagement, it is obligated to update, revise or reaffirm such opinion, upon the request of the Special Committee, only if the financial terms of the going private transactions are modified in a manner which is beneficial to the unaffiliated shareholders within 30 days after the date of Blair's opinion. Blair has relied as to certain legal, accounting and tax matters on advice of Foodarama's and the Special Committee's advisors. Blair assumed that the Tender Offer and Support Agreement executed by Foodarama substantially conformed to the draft dated February 27, 2006 and that the Offer will be consummated substantially on the terms described in the draft agreement, without any amendment or waiver of any material terms or conditions.

      The following is a summary of the material financial analyses performed and material factors considered by Blair to arrive at its opinion. Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Special Committee the assumptions upon which such analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Blair in this regard, it does discuss those considered by Blair to be material in arriving at its opinion. In performing its fairness analysis, Blair did not perform liquidation value or net book value analyses. Blair notes that because Foodarama leases all of its retail locations, there is likely to be no incremental value in liquidating assets due to the costs of terminating leases or of subleasing liquidated locations. Also, Blair notes that Offer and Merger consideration of $53 per share is greater than book value per share of $40.94 on a fully diluted basis as of October 29, 2005.

      In summarizing and explaining the preparation of Blair's fairness opinion, the following financial terms are used:

      o EBITDA refers to earnings before interest, taxes, depreciation and amortization.

      o EBITDAR refers to EBITDA plus operating lease rent payments. In the grocery retailing industry, it is typical for companies to have long-term commitments to make operating lease rent payments. These operating lease payments are similar to interest payments.

      o Equity value refers to the total value of all shares of common and preferred stock plus the value of in-the-money options and warrants.

      o Enterprise value refers to equity value plus the value of all debt and capitalized lease obligations, less any excess cash balances.

      o Adjusted enterprise value refers to enterprise value plus the debt equivalent of the operating leases estimated at eight times annual net rent expense.

      o     LTM refers to the last twelve months of financial results.

      Selected Public Company Analysis. Blair reviewed and compared financial information, ratios and public market multiples for certain publicly traded companies with regional supermarket and wholesale food distribution operations that Blair deemed relevant to such corresponding information for Foodarama. The comparable companies selected by Blair were:

            o     Arden Group, Inc.

            o     Fresh Brands, Inc.

            o     Ingles Markets, Inc.

            o     Marsh Supermarkets, Inc.

            o     Nash Finch & Co.

            o     Pathmark Stores, Inc.

            o     Ruddick Corp.

            o     Spartan Stores, Inc. and

            o     Village Super Market, Inc.

Blair selected these companies because they are the publicly traded companies that engage in businesses reasonably comparable to Foodarama. Blair also considered the following companies, but excluded them due to their size of operation and other company specific factors: Albertson's Inc.; Kroger Co.; Safeway Stores Inc.; The Great Atlantic & Pacific Tea Co., Inc.; Supervalu, Inc.; and Winn-Dixie Stores, Inc.

      For each of the selected companies, Blair calculated the following valuation multiples:

      o     Enterprise Value divided by LTM EBITDA

      o     Enterprise Value divided by LTM revenue

      o     Adjusted enterprise value divided by EBITDAR

      Blair calculated the same valuation multiples for Foodarama, implied by the Offer Price of $53 per Share. The operating results and the corresponding derived multiples for Foodarama and each of the selected companies were based on each company's most recent available publicly disclosed financial information and closing share prices as of February 28, 2006. In Foodarama's case, the most recent available publicly disclosed financial information was for the fiscal year ended October 29, 2005.

      The implied enterprise value of Foodarama used to calculate these valuation multiples was based on the equity value implied by the consideration per share to be paid to unaffiliated shareholders pursuant to the Tender Offer and Support Agreement plus the total debt (including net capital leases, long-term debt and underfunded pension liability) less any excess cash and cash equivalents assumed to be included in the acquisition.

      Blair then compared Foodarama's implied transaction multiples to the range of trading multiples for the selected companies. Information regarding the multiples from Blair's analysis of selected publicly traded companies is set forth in the following table.

                                                                                      Adjusted
                             Closing                                                 Enterprise
                              Stock                  Adjusted    Enterprise Value/     Value/
                              Price    Enterprise   Enterprise   LTM Net     LTM        LTM
                            02/28/06      Value        Value      Sales     EBITDA    EBITDAR
                            --------   ----------   ----------   -----------------   ----------
                                          ($ in millions except per share amounts)
ARDEN GROUP INC-CL A         $90.85     $  258.9     $  314.4     0.55x      6.9x       7.1x
FRESH BRANDS INC               7.02        101.0        172.5     0.17       6.0        7.0
INGLES MARKETS INC            16.51        968.1      1,175.3     0.41       6.4        6.6
MARSH SUPERMARKETS INC         8.71        307.4        644.3     0.17       7.9        7.9
NASH FINCH & CO               31.00        861.0      1,197.9     0.20       6.5        6.9
PATHMARK STORES INC           10.06      1,059.8      1,402.2     0.27       7.8        7.8
RUDDICK CORP                  24.18      1,325.5      1,876.7     0.44       6.7        7.0
SPARTAN STORES INC            11.79        321.9        873.2     0.16       5.6        6.9
VILLAGE SUPER MARKET-CL A     53.31        155.7        208.4     0.16       3.9        4.5

FOODARAMA SUPERMARKETS(1)    $53.00     $  262.9     $  304.3     0.22x      6.0x       6.2x

(1) For Foodarama, stock price is the per share price to be paid in the Offer and Merger. Other data are those implied by that per share price.

      A summary of the selected public company analyses is set forth below.

                                            Selected Public Company Trading Multiples
                                            -----------------------------------------
                               Implied
                              Transaction
                             Multiples(1)    Min         Mean       Median       Max
                             ------------   -----       -----       ------      -----
Enterprise Value /
LTM October 2005 Revenue        0.22x       0.16x       0.28x        0.20x      0.55x

Enterprise Value /
LTM October 2005 EBITDA          6.0x        3.9x        6.4x         6.5x       7.9x

Adjusted Enterprise Value/
LTM October 2005 EBITDAR         6.2x        4.5x        6.9x         7.0x       7.9x

(1)  Transaction consideration divided by Foodarama financial results.

      Blair noted that the implied transaction multiples based on the per share consideration to be paid to the unaffiliated shareholders pursuant to the Tender Offer and Support Agreement were within the range of multiples of the selected public companies.

      Although Blair compared the trading multiples of the selected companies at the date of its opinion, none of the selected companies is identical to Foodarama. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

      Comparable Transactions Analysis. Blair performed an analysis of selected recently completed business acquisition transactions focused on the regional supermarket and wholesale food distribution markets. Blair's analysis was based on publicly available information for seven transactions. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The seven transactions examined were (target/acquirer):

      o     Albertson's, Inc./Supervalu, CVS, Cerberus

      o     D&W Food Centers/Spartan Stores, Inc.

      o     Fresh Brands, Inc./Certified Grocers Midwest, Inc.

      o     BiLo/Bruno's/Lone Star Funds

      o     Minyard Food Stores, Inc./Texas Acquisition Vehicle II, LLC

      o     Shaw's (J Sainsbury PLC)/Albertson's, Inc.

      o     Broadbeck Enterprises Inc./Fresh Brands, Inc.

      Similar to the Selected Public Company Analysis described above, Blair calculated the transaction multiples paid in the comparable acquisition transactions based on disclosed prices paid and revenue, EBITDA and EBITDAR of the target for the LTM prior to the announcement of each transaction. Blair compared the resulting range of transaction multiples to Foodarama's implied transaction multiples based on the terms of the Tender Offer.

      Information regarding the multiples from Blair's analysis of selected transactions is set forth in the following table:

                                                                                                                     Adjusted
                                                                                                                   Transaction
                                                                                              Transaction Value/      Value/
 Transaction                                                                                  ------------------   -----------
Announcement                                                                     Transaction         LTM               LTM
    Date                  Seller                           Buyer                    Value      Sales     EBITDA      EBITDAR
------------   ---------------------------   ---------------------------------   -----------  ------------------   -----------
  1/22/2006    Albertson's                   SUPERVALU/CVS/Cerberus                $17,458     0.42x       7.1x        7.2x
 12/17/2005    D&W Food Centers              Spartan Stores, Inc.                       45     0.23        NA          NA
  12/6/2005    Fresh Brands, Inc.            Certified Grocers Midwest Inc.            100     0.16        5.9         7.0
  1/31/2005    BiLo/Bruno's                  Lone Star Funds                         1,300     0.26        NA          NA
 10/20/2004    Minyards Foods Stores, Inc.   Texas Acquisition Vehicle II, LLC          85     0.09        5.5         NA
  3/26/2004    Shaw's (J Sainsbury PLC)      Albertson's                             2,600     0.57        7.2         NA
  6/16/2001    Brodbeck Enterprises Inc.     Fresh Brands, Inc.                         30     0.28        6.4         6.6

      A summary of the comparable transactions analysis is set forth below.

                                            Selected Comparable Transaction Multiples
                                            -----------------------------------------
                               Implied
                             Transaction
                             Multiples(1)    Min        Mean        Median       Max
                             ------------   -----       -----       ------      -----
Enterprise Value /
LTM October 2005 Revenue        0.22x       0.09x       0.29x        0.26x      0.57x

Enterprise Value /
LTM October 2005 EBITDA          6.0x        5.5x        6.4x         6.4x       7.2x

Adjusted Enterprise Value/
LTM October 2005 EBITDAR         6.2x        6.6x        7.0x         7.0x       7.2x

(1) Transaction consideration divided by Foodarama financial results.

      Blair noted that the implied transaction multiples based on the per share consideration to be paid to the unaffiliated shareholders pursuant to the Tender Offer and Support Agreement were within, and in one case, below, the range of multiples of the selected transactions. As discussed below, Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, Blair considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the range of valuations resulting from any particular analysis described above should not be taken to be Blair's view of the actual value of Foodarama.

      Although Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples based on the per share consideration to be paid to the minority shareholders pursuant to the Tender Offer and Support Agreement, none of these transactions or associated companies is identical to the Tender Offer or to Foodarama. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect Foodarama's implied value versus the values of the companies in the selected transactions.

      Discounted Cash Flow Analysis. The discounted cash flow methodology is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. For a company with limited intermediate and long-term cash flow visibility, the preponderance of the value can be in the terminal value, which is extremely sensitive to assumptions about the sustainable long-term growth of the company. Blair took the foregoing limitation into account in using this discounted cash flow methodology in the context of its overall analysis of the Tender Offer.

      Blair based its discounted cash flow analysis of Foodarama's projected future cash flows for the period commencing October 31, 2006 and ending October 31, 2010 on forecasts prepared by Foodarama management in August 2005 which are included in the section of the Offer to Purchase captioned "Certain Projections of Future Operations" and incorporated herein by reference. Using the discounted cash flow methodology, Blair calculated the present values of Foodarama's projected free cash flows. In this analysis, Blair calculated terminal values
(i) assuming exit multiples ranging from 5.5x to 6.5x projected 2010 EBITDA and
(ii) using discount rates ranging from 10.0% to 14.0%. Blair selected the terminal value inputs range based on Blair's review of factors projected to be relevant at the time of the exit, including, among other matters, the trading multiples of certain comparable companies, the transaction multiples of certain comparable transactions and certain industry growth rates of approximately 3% to 5%, based on expected population growth plus inflation. Blair determined the appropriate discount rate range based upon an analysis of the weighted average cost of capital of other comparable companies that Blair deemed relevant in its expertise and judgment, as well as the high company-specific risk, given Foodarama's relatively small size and the competitive nature of the markets it serves. Blair aggregated (i) the present value of the free cash flows over the applicable forecast period with (ii) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. Foodarama's equity value was determined by deducting the sum of total debt, less any cash and cash equivalents assumed to be included in the tender offer. Blair calculated the implied per share equity value range by dividing the resulting equity values by the fully diluted share count. Using the Foodarama-provided projections and discount rates of 10% to 14%, Blair calculated a present value for the free cash flows of Foodarama over the applicable forecast period of $104.7 million to $115.4 million. Using exit multiples ranging from 5.5 to 6.5 times and discount rates from 10% to 14%, Blair calculated a present value of the terminal value of $150.2 to $210.4 million. To calculate the implied per share value for the discounted cash flow valuation, Blair subtracted

$228.6 million of net debt and divided the resulting equity value by approximately 1.0 million fully diluted shares. The resulting implied equity value per share is $25.11 per share to $92.79 per share compared to the $53.00 per share proposed to be paid in the Offer and Merger.

      Leveraged Buyout Analysis. Blair also performed an analysis of the per share valuation that might be achieved in a hypothetical leveraged buyout of all of Foodarama and compared this valuation to the price proposed to be paid in this transaction. For this analysis, Blair analyzed a base case in which the sources of funds to purchase all of Foodarama's capital stock and to refinance Foodarama's bank debt was $39 million of new equity funds and $95 million of new bank debt. Blair noted that the total amount of debt in the theoretical leveraged buyout was $237.2 million (the total of the new bank debt and $142.2 million in rolled capital leases), an implied ratio of total debt to EBITDA ratio of 5.4 times. Blair noted that this ratio was consistent with the amount of debt raised for similar leveraged buyouts. Blair further assumed that the weighted average cost of this debt was 10% and that transaction fees and expenses in the theoretical leveraged buyout were $5.5 million. Using the forecasts provided by Foodarama and the assumed capital structure and the other assumptions identified above, Blair performed an analysis of the cash flow and debt repayment that Foodarama would be expected to generate during calendar years 2006 through 2010.

      To arrive at a range of values that a leveraged buyout equity investor might pay in this theoretical leveraged buyout, Blair assumed that such an investor would require a target equity rate of return of 20% to 30% per year and would expect to sell its investment at an assumed exit multiple of 5.5 to 6.5 times calendar year 2010 EBITDA. These exit multiples are similar to the terminal values used in the discounted cash flow analysis. Based on these assumptions, Blair estimated that in a theoretical leveraged buyout for all of Foodarama, an investor would pay between $50.72 and $80.13 per share. This valuation range compares to the $53 per share proposed to be paid in this transaction.

      Premiums Paid Analysis. Blair reviewed data from 210 publicly available transactions occurring since January 1, 2003 and with enterprise values between $25 million and $100 million in which less than 50% of the target was acquired. Specifically, Blair analyzed the acquisition price as a premium to the closing respective share price one day, one week and one month prior to the announcement of the transaction, for all 210 transactions. Blair compared the resulting stock price premiums for the reviewed transactions to the premiums implied by the per share consideration to be paid to the unaffiliated shareholders pursuant to the Tender Offer and Support Agreement based on Foodarama's respective stock prices one day, one week and one month prior to the initial announcement of Purchaser's proposed transaction on December 2, 2005. Information regarding the premiums from Blair's analysis of such transactions at specified percentiles are provided in the following table:

                  Implied
                 Per Share
Premium Period    Premium      20%      40%      60%      80%
--------------   ---------   ---------------------------------

1 Day Prior        43.2%      11.0%    11.6%    20.9%    50.6%
1 Week Prior       37.7%      11.2%    13.5%    23.9%    61.8%
1 Month Prior      35.9%      11.0%    14.5%    24.8%    74.7%

      Blair noted that the one-day, one-week and one-month premiums implied by the tender offer were between the 60th and 80th percentile of premiums paid in the referenced transaction group.

      General. In considering these analyses, including the fact that the multiples and valuations for the proposed tender offer and merger were generally near the lower end of the ranges for the selected public company, and in one case below the range of multiples, comparable transactions and discounted cash flow analyses, Blair gave weight to the likely effect of the Wakefern Stockholders' Agreement in limiting alternative transactions to the proposed Tender Offer and Merger, to the repeated statements by the members of the Saker family that they were not interested in selling control of Foodarama and to other potential risks relating to Foodarama's business. These potential risks include but are not limited to the potential for slower sales growth or reduced sales volume due to competitive nature of Foodarama's business with many national and regional supermarket chains being in close proximity to Foodarama's stores, the potential effects of Wal-Mart introducing Wal-Mart SuperCenters to Foodarama's service territory and the potential reaction of vendors and the financial markets to potential, future intangible charges. However, even without adjustment for these factors, Blair noted that the multiples, valuations and premiums implied by the proposed Offer and Merger were, with one exception, within the multiple, valuation and premium ranges from the respective analyses. The preparation of an opinion regarding fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Blair was carried out in order to provide a different perspective on the financial terms of the proposed tender offer and add to the total mix of information made available to the Special Committee. Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the consideration to be received by unaffiliated shareholders pursuant to the Tender Offer and Support Agreement. Rather, in reaching its conclusion, Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Blair did not place particular reliance or weight on any particular analysis, but instead concluded its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Foodarama or the Offer. In performing its analyses, Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

      Blair is a nationally recognized securities firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with acquisition transactions and other types of strategic combinations and acquisitions. Blair had not previously provided any investment banking or financial advisory services to Foodarama. Furthermore, in the ordinary course of its business, Blair and its affiliates may beneficially own or actively trade common shares and other securities of Foodarama's for its own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in these securities. Blair has had no material relationships with Foodarama, Purchaser or any members of the Purchaser Group during the past two years.

      The Special Committee hired Blair based, among other things, on its qualifications and expertise in providing financial advice to companies in Foodarama's industry and its reputation as a nationally recognized investment banking firm.

      Intent to Tender.

      Each member of the Special Committee and each executive officer of Foodarama who is not in the Purchaser Group but who is a Foodarama shareholder has advised us that they intend to tender their Shares in the Offer including, with respect to those executive officers, any Shares that they may acquire pursuant to exercise of currently outstanding options.

      Together, the members of the Purchaser Group currently own or control approximately 508,974 Shares or approximately 51.5% of the outstanding Shares. The Purchaser Group has advised us that those Shares will be contributed to Purchaser upon the satisfaction or waiver of all conditions to the Offer, except for up to an aggregate of 31,272 Shares which Joseph J. Saker, Richard J. Saker, Nadine Saker Mockler, Denise Saker Marder and Joseph J. Saker, Jr. and other members of the Saker family who are not members of the Purchaser Group own or control and plan to sell to the Purchaser at the Offer Price to obtain liquidity from their investment in Foodarama.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

      Solicitations or Recommendations.

      Each member of the Special Committee receives $500 for each telephonic meeting of the Special Committee attended, $1,000 for each meeting of the Special Committee attended in person which does not exceed three hours and $1,500 for each meeting of the Special Committee attended in person which exceeds three hours for his service as a member of the Special Committee.

      The Special Committee retained Blair pursuant to the Blair Engagement Letter. The Blair Engagement Letter provided for, among other things, payment of a $100,000 retainer fee on execution of the Blair Engagement Letter and $250,000 on the rendering of a fairness opinion relating to the going private proposal received from the Purchaser Group, regardless of the conclusions reached in the opinion. The Blair Engagement Letter also provided that if Blair participated in negotiations with Purchaser with respect to the going private transaction at the Special Committee's request and the Special Committee concluded that Blair had performed

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

those services to its satisfaction, then Foodarama would pay an additional $50,000 fee to Blair. The Special Committee has directed Foodarama to pay this additional fee. In addition, Foodarama also agreed to indemnify Blair against certain potential losses and expenses, including liabilities under the federal securities laws, arising out of its engagement and reimburse Blair for out-of-pocket expenses.

      Except as disclosed herein, neither Foodarama nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Foodarama's shareholders concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

      Securities Transactions.

      No transactions in the Shares have been effected during the past 60 days by Foodarama, or to Foodarama's knowledge, by any member of the Purchaser Group or any of Foodarama's directors, executive officers, affiliates or subsidiaries.

      Each of the members of the Purchaser Group has executed an Exchange Agreement in which he or she agreed to exchange their Shares, except for up to 7,000 shares held by Joseph J. Saker, 250 shares held by Richard J. Saker, 4,000 Shares held by Nadine Saker Mockler, 10,000 shares held by Denise Saker Marder, 1,760 shares held by Richard Saker's wife and 8,262 shares held in trusts formed for the benefit of the children of Joseph Saker, Jr., Nadine Saker Mockler and Denise Saker Marder in Foodarama for shares of common stock in Purchaser upon satisfaction or waiver of the conditions to the Offer. In addition, each member of the Purchaser Group has deposited, or agreed to deposit, certificates representing the Shares to be exchanged pursuant to the Exchange Agreement with a custodian pursuant to a Custody Agreement which requires the custodian, as proxy, to vote those Shares in favor of the Share Exchange and to exchange them for shares of Purchaser pursuant to the Exchange Agreement.

      Each of Joseph J. Saker, Denise Saker Marder (on behalf of herself and a trust formed for the benefit of her child), Joseph J. Saker, Jr. (on behalf of trusts formed for the benefit of his children), Nadine Saker Mockler (on behalf of herself and trusts formed for the benefit of her children) have entered into a Custody Agreement and Limited Power of Attorney pursuant to which he or she has deposited or agreed to deposit the Shares owned or controlled by him or her that are not being exchanged pursuant to the Exchange Agreement with a custodian and authorized the custodian to tender such Shares in the Offer.

      Except as set forth in the Offer to Purchase, neither Purchaser nor any member of the Purchaser Group has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Foodarama, including, without limitation, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any securities of Foodarama, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

      Except as set forth in the Offer to Purchase, neither Purchaser nor any member of the Purchaser Group has any security of Foodarama that is pledged or otherwise subject to a

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

contingency that would give another person the power to direct the voting or disposition of such security except that 59,000 Shares owned by Richard J. Saker and 8,000 Shares owned by Denise Saker Marder are pledged to secure margin loans provided by a broker. Richard J. Saker's margin loans will be repaid with the proceeds of a loan to him by the Purchaser which will be funded through the financing provided by GMAC at the time of the consummation of the Offer, and Denise Saker Marder's margin loans will be repaid with funds received in connection with the tender of such Shares in the Offer.

Item 7. Purposes of the Transaction and Plans or Proposals.

      Subject Company Negotiations.

      Except as indicated in Item 4 above, no negotiations are being undertaken or are underway by Foodarama in response to the Offer, which relate to a tender offer or other acquisition of Foodarama's securities by Foodarama, any subsidiary of Foodarama or any other person.

      Except as indicated in Item 4 above, no negotiations are being undertaken or are underway by Foodarama in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Foodarama or any subsidiary of Foodarama, (ii) a purchase, sale or transfer of a material amount of assets by Foodarama or any subsidiary of Foodarama, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Foodarama.

      Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

      Other Material Information.

      None.

Item 9. Exhibits.

   (a)(1)(i)      Offer  to  Purchase  (incorporated  by  reference  to  Exhibit
                  (a)(1)(i) of Schedule TO filed by the Purchaser Group on June 16, 2006)

   (a)(1)(ii)     Letter of  Transmittal  (incorporated  by reference to Exhibit
                  (a)(1)(ii) of Schedule TO filed by the Purchaser Group on June 16, 2006)

   (a)(5) Opinion of William Blair & Company, L.L.C., dated March 2, 2006 (attached hereto as Annex A)

   (e)(1)         Foodarama   Supermarkets,   Inc.  2001  Stock  Incentive  Plan
                  (incorporated by reference to Appendix B to Foodarama's Proxy Statement filed on February 26, 2001)

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                FOODARAMA SUPERMARKETS, INC.

                                                /s/ Michael Shapiro
                                                --------------------------------
                                                Name: Michael Shapiro
                                                Title: Chief Financial Officer
                                                Date: June 16, 2006

                                     ANNEX A

                 [Letterhead of William Blair & Company, L.L.C.]

March 2, 2006

Special Committee of the Board of Directors
Foodarama Supermarkets, Inc.
922 Highway 33
Suite 1, Building 6
Freehold, NJ 07728

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of outstanding shares of common stock of Foodarama Supermarkets, Inc. (the "Company") other than shareholders of Saker Holdings Corp. (the "Minority Shareholders") of $53.00 per share in cash (the "Consideration") proposed to be paid to the Minority Shareholders pursuant to a Tender Offer and Support Agreement (the "Agreement") substantially in the form of the draft (the "Draft Agreement") dated February 27, 2006 by and among Saker Holdings Corp. (the "Purchaser") and the Company. Pursuant to the terms of and subject to the conditions set forth in the Agreement, the Purchaser will tender for all shares held by the Minority Shareholders, which tender offer will be conditioned on, among other things, the approval by the Company's shareholders of a share exchange pursuant to which each outstanding share of the Company's common stock will be exchanged for one share of common stock of a newly formed Delaware corporation, and which tender offer, if completed, will be followed by a merger of the Delaware corporation into the Purchaser pursuant to which the Minority Shareholders who do not tender shares in the tender offer would receive the Consideration (such transactions are referred to herein as the "Proposed Transactions").

In connection with our review of the Proposed Transactions and the preparation of our opinion contained herein, we have examined: (a) the Draft Agreement; (b) certain audited historical financial statements of the Company for the three fiscal years ended October 29, 2005; (c) the Company's report on Form 10-K for the year ended October 29, 2005; (d) certain internal business, operating and financial information and forecasts of the Company prepared by the senior management of the Company (the "Forecasts"); (e) the Purchaser's bank loan commitment letter provided by GMAC dated as of November 23, 2005, as amended on February 28, 2006; (f) agreements dated as of September 18, 1987, March 29, 1996 and August 20, 1987, as amended February 20, 1992, between the Company and Wakefern Food Corporation, the By-Laws of Wakefern Food Corporation and certain information provided by the senior management of the Company related to the Company's potential Wakefern co-op withdrawal liability (collectively, the "Wakefern Agreements"); (g) financial and stock market information of the Company compared with those of certain other publicly traded companies we deemed relevant; (h) information regarding financial terms of certain other business combinations we deemed relevant; (i) current and historical market prices and trading volumes of the common stock of the Company; and (j) certain other publicly available information on the Company we deemed relevant. We have also held discussions with members of the senior management of the Company to discuss the foregoing and to discuss the Company's current strategic and financial position. We have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we deemed relevant.

In rendering the opinion contained herein, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of such opinion, including without limitation the Forecasts provided by senior management of the Company. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company's financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We have assumed, with your consent, that the Wakefern Agreements significantly limit other parties that would be deemed Qualified Successors (as defined in the Wakefern Agreements) and significantly increase the effective price that a third party who is not a Qualified Successor would have to pay to consummate an alternative transaction to the Proposed Transactions, and therefore significantly limit alternatives to the Proposed Transactions. For the purposes of this opinion, we did not consider, and our opinion does not address, the relative merits of the Proposed Transactions as compared to any alternative business strategies that might exist for the Company or the effect of other transactions in which the Company might engage. Our opinion contained herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect the opinion contained herein, pursuant to the terms of our engagement, we are obligated to update, revise or reaffirm such opinion, upon the request of the Special Committee, only if the financial terms of the Proposed Transactions are modified in a manner which is beneficial to the Minority Shareholders within 30 days after the date of this opinion. We have relied as to all legal, accounting and tax matters on advice of the Company's and the Special Committee's advisors. We have assumed that the Agreement that is executed by the Company will substantially conform to the Draft Agreement and that the Proposed Transactions will be consummated substantially on the terms described in the Draft Agreement, without any amendment or waiver of any material terms or conditions. We were not requested to, nor did we, seek any expression of interest from any other parties with respect to any alternative transaction to the Proposed Transactions.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the financial advisor to the Special Committee in connection with the Proposed Transactions and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our advisory services and our opinion were provided for the use and benefit of the Board of Directors of the Company, or its Special Committee, in connection with its consideration of the transactions contemplated by the Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Minority Shareholders of the Consideration in connection with the Proposed Transactions, and we do not address the merits of the underlying decision by the Company to engage in the Proposed Transactions, and this opinion does not constitute a recommendation to any shareholder to tender its shares. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that the opinion may be included in its entirety in any tender offer, share exchange, proxy solicitation or similar documents supplied to the shareholders by the Company.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Minority Shareholders.

                                                 Very truly yours,

                                                 WILLIAM BLAIR & COMPANY, L.L.C.